                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  -----------

                                SCHEDULE 13G/A
                                (Rule 13d-102)


            IMFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
               TO RULES 13d-(b)(c), AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(b)
                               (Amendment No.1)


                      Bottomline Technologies (de), Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   103188106
                        ------------------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)
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  CUSIP No. 14744710                  13G                     Page 2 of 5 Pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


      James L. Loomis
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [_]
      Inapplicable
------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          1,478,750 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             0 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          1,478,750 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      1,478,750 shares (Consists of the following: (a) 1,463,750 shares of Common Stock and (b) 15,000 shares of Common Stock which Mr. Loomis has the right to acquire within 60 days of December 31, 2000 upon the exercise of options).
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10.   CERTAIN SHARES*
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT OF ROW 9
11.

      11.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT
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  CUSIP No. 14744710                  13G                     Page 3 of 5 Pages

Item 1(a).  Name of Issuer:

            Bottomline Technologies (de), Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            155 Fleet Street, Portsmouth, New Hampshire  03801

Item 2(a).  Name of Person Filing:

            James L. Loomis

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            James L. Loomis, c/o Bottomline Technologies (de), Inc., 155 Fleet Street, Portsmouth, New Hampshire 03801

Item 2(c).  Citizenship:

            United States of America

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.001 per share

Item 2(e).  CUSIP Number:

            103188106

Item 3.     If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), Check Whether the Person Filing is:

            Inapplicable

Item 4.     Ownership:*

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

              (a)  Amount Beneficially owned: 1,478,750

              This amount includes 15,000 shares of Common Stock which Mr. Loomis has the right to acquire within 60 days of December 31, 2000 upon the exercise of options.

              (b)  Percent of class:  11.4%

___________________________
*   As of December 31, 2000
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  CUSIP No. 14744710                  13G                     Page 4 of 5 Pages

              (c)  Number of shares as to which such person has:

                      (i)   Sole power to vote or to direct the vote: 1,478,750

                      (ii)  Shared power to vote or to direct the vote:  0

                      (iii) Sole power to dispose or to direct the disposition
                            of: 1,478,750

                      (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class:

         Inapplicable

Item 6.  Ownership of More than Five Precent on Behalf of Another Person:

         Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control
         Person:

         Inapplicable

Item 8.  Identification of Members of the Group:

         Inapplicable

Item 9.  Notice of Dissolution of a Group:

         Inapplicable

Item 10. Certifications:

         Inapplicable
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  CUSIP No. 14744710                  13G                     Page 5 of 5 Pages

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    /s/ James L. Loomis
                                                    ---------------------
                                                    James L. Loomis



                                                    February 6, 2001
                                                    ---------------------
                                                    Date